Exhibit 99.1

PRESS RELEASE

Magic Software Reports Third Quarter 2023 Financial Results.

Or Yehuda, Israel, November 14, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the third quarter ended September 30, 2023.

Summary Results for the Third Quarter 2023 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q3 2023	Q3 2022	% Change		Q3 2023	Q3 2022	% Change
Revenues	$129.5	$144.0	(10.1)%		$129.5	$144.0	(10.1)%
Gross Profit	$36.8	$39.4	(6.4)%		$38.1	$40.5	(6.0)%
Gross Margin	28.4%	27.3%	110	bps	29.4%	28.1%	130	bps
Operating Income	$13.3	$16.5	(19.2)%		$17.2	$18.9	-8.8%
Operating Margin	10.3%	11.5%	(120	)bps	13.3%	13.1%	20	bps
Net Income (*)	$7.1	$11.6	(38.6)%		$10.4	$13.7	(23.9)%
Diluted EPS	$0.15	$0.24	(37.5)%		$0.21	$0.28	(25.0)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Third Quarter Ended September 30, 2023

●	Revenues for the third quarter of 2023 decreased by 10.1% to $129.5 million, compared to $144.0 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended September 30, 2022), revenues for the third quarter of 2023 would have decreased by 6.0% to $135.3 million. During the latter half of the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our software services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects resulting in a decrease of close to 500 of our US specialists compared to the respective quarter. This reduced demand had a negative impact on our third quarter revenues of approximately $16 million compared to the same period last year.

●	Operating income for the third quarter of 2023 decreased by 19.2% to $13.3 million, compared to $16.5 million in the same period of the previous year. On constant currency basis, (calculated based on average currency exchange rates for the three months ended September 30, 2022), operating income for the third quarter of 2023 would have decreased by 15.0% to $14.0 million. Operating income for the third quarter of 2023 included $0.6 million recorded with respect to cost of share-based payment to employees compared to $0.1 million recorded in the same period of the previous year.

●	Non-GAAP operating income for the third quarter of 2023 decreased by 8.8% to $17.2 million, compared to $18.9 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended September 30, 2022), non-GAAP operating income for the third quarter of 2023 would have decreased by 5.2% to $17.9 million.

●	Net income attributable to Magic Software’s shareholders for the third quarter of 2023 decrease by 38.6% to $7.1 million, or $0.15 per fully diluted share, compared to $11.6 million, or $0.24 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the third quarter of 2023 decreased by 23.9% to $10.4 million, or $0.21 per fully diluted share, compared to $13.7 million, or $0.28 per fully diluted share, in the same period of the previous year. The decrease in our Non-GAAP net income attributable to Magic Software’s shareholders was primarily attributable to the decrease in our operating profit and increase in interest expenses resulting from the increase of bank interest rates and increase in overall financial debt.

●

As described in the pre-announcement of our third quarter results on November 8, 2023, Magic is lowering its 2023 fourth quarter revenue guidance to a range of $115 - $125 million. This prudently conservative wider than normal range based on a very conservative approach is provided due to the following factors which are outside of our control, but that said, we feel very comfortable with this guidance range which relies on the resilience of our business, its inherent scalability and defensibility: (1) currency headwinds caused by the significant deterioration of the New Israeli Shekel (NIS) relative to the U.S. dollar in 2023. (2) a substantial and unexpected decline in demand for our software services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time and materials based projects (3) the outbreak of Israel’s war against the terrorist organization Hamas, which, among other things, has led to the conscription of approximately 200 out of our 1,500 Israeli employees and the continued challenging macro-economic environment of high interest rates, persistent inflation and reduced capital spending.

Summary Results for First Nine-Months Period Ended September 30, 2023 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Nine months ended September 30,				Nine months ended September 30,
	2023	2022	% Change		2023	2022	% Change
Revenues	$409.5	$419.6	(2.4)%		$409.5	$419.6	(2.4)%
Gross Profit	$116.0	$113.5	2.2%		$119.8	$117.6	1.9%
Gross Margin	28.3%	27.1%	120	bps	29.3%	28.0%	130	bps
Operating Income	$44.1	$47.6	(7.3)%		$54.1	$55.8	(3.0)%
Operating Margin	10.8%	11.3%	(60	)bps	13.2%	13.3%	(10	)bps
Net Income (*)	$28.5	$30.9	(7.6)%		$36.8	$38.4	(4.1)%
Diluted EPS	$0.58	$0.63	(7.9)%		$0.75	$0.78	(3.8)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Nine-Months Period Ended September 30, 2023

●	Revenues for the first nine months of 2023 decreased by 2.4% to $409.5 million compared to $419.6 million in the same period last year. On a constant currency basis, revenues for the first nine months of 2023, would have increased by 2.0% compared to the same period of the previous year to $428.2 million. During the latter half of the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our software services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects resulting in a decrease of close to 500 of our US specialists compared to the respective quarter. This reduced demand had a negative impact on our first nine months of 2023 revenues of approximately $16 million compared to the same period last year.

●	Operating income for the first nine months of 2023 decreased by 7.3% to $44.1 million compared to $47.6 million in the same period last year. On constant currency basis, (calculated based on average currency exchange rates for the nine months ended September 30, 2022), operating income for the first nine months period ended September 30, 2023 would have decreased by 2.0% to $46.6 million.

●	Non-GAAP operating income for the first nine months of 2023, decreased by 3.0% to $54.1 million compared to $55.8 million in the same period last year. On constant currency basis, (calculated based on average currency exchange rates for the nine months ended September 30, 2022), Non-GAAP operating income for the first nine months of 2023 would have increased by 1.5% to $56.6 million.

●	Net income attributable to Magic Software’s shareholders for the first nine months of 2023 decreased by 7.6% to $28.5 million, or $0.58 per fully diluted share, compared to $30.9 million, or $0.63 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first nine months of 2023 decreased by 4.1% to $36.8 million, or $0.75 per fully diluted share, compared to $38.4 million, or $0.78 per fully diluted share, in the same period last year. The decrease in our Non-GAAP net income attributable to Magic Software’s shareholders was primarily attributable to the decrease in our operating profit and increase in interest expenses resulting from the increase of bank interest rates and increase in overall financial debt

●

Cash flow from operating activities for the first nine months of 2023 amounted to $65.5 million compared to $40.3 million in the same period last year. Cash flow from operating activities for the first nine months of 2022 included $3.7 million for payments of deferred and contingent consideration related to acquisitions.

●	As of September 30, 2023, Magic’s cash and cash equivalents and short-term bank deposits amounted to $107.0 million.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Despite the slowdown we faced resulting from the headwind facing by some of our customers in certain sectors, we remain positive that the vast majority of our customers continue to value our unique proposition. We acknowledge that while short-term conditions are not ideal, we are nevertheless optimistic that in 2024, once the major part of the war is behind us, and our Israeli customers return to full operations, they will resume to engage us to an increasing degree as a preferred partner for innovative digital transformation initiatives. We have a well-established track record of growth, profitability, and high cash generation and the Magic team worldwide is committed to executing our strategy to return and deliver future sustainable growth and continue improving our shareholders’ value.”

Conference Call Details

Magic Software’s management will host a conference call on Tuesday, November 14, 2023, at 9:00 am Eastern Daylight Time (17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of IT consulting services and end-to-end integration and application development platforms solutions.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2022, which filed on May 11, 2023, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Revenues	$129,484	$143,963	$409,507	$419,646
Cost of Revenues	92,647	104,600	293,480	306,112
Gross profit	36,837	39,363	116,027	113,534
Research and development, net	2,661	2,441	7,625	7,376
Selling, marketing and general and administrative expenses	20,300	20,611	63,895	58,856
Increase (decrease) in valuation of contingent consideration related to acquisitions	547	(177)	382	(283)
Total operating costs and expenses	23,508	22,875	71,902	65,949
Operating income	13,329	16,488	44,125	47,585
Financial expenses, net	(1,649)	(860)	(2,461)	(2,205)
Increase in valuation of consideration related to acquisitions	(53)	(111)	(256)	(833)
Income before taxes on income	11,627	15,517	41,408	44,547
Taxes on income	2,942	2,458	8,210	9,273
Net income	$8,685	$13,059	$33,198	$35,274
Net income attributable to non-controlling interests	(1,539)	(1,414)	(4,650)	(4,362)
Net income attributable to Magic’s shareholders	$7,146	$11,645	$28,548	$30,912

Weighted average number of shares used in computing net earnings per share

Basic	49,096	49,093	49,094	49,088

Diluted	49,115	49,128	49,116	49,135

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.15	$0.24	$0.58	$0.63

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP gross profit	$36,837	$39,363	$116,027	$113,534
Amortization of capitalized software and acquired technology	995	1,051	3,066	3,307
Amortization of other intangible assets	237	79	726	745
Non-GAAP gross profit	$38,069	$40,493	$119,819	$117,586

GAAP operating income	$13,329	$16,488	$44,125	$47,585
Gross profit adjustments	1,232	1,130	3,792	4,052
Amortization of other intangible assets	2,370	1,776	6,100	6,158
Increase (decrease) in valuation of contingent consideration related to acquisitions	547	(177)	382	(283)
Capitalization of software development	(907)	(724)	(2,341)	(2,329)
Costs related to acquisitions	39	317	220	376
Stock-based compensation	600	70	1,831	210
Non-GAAP operating income	$17,210	$18,880	$54,109	$55,769

GAAP net income attributable to Magic’s shareholders	$7,146	$11,645	$28,548	$30,912
Operating income adjustments	3,881	2,392	9,984	8,184
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(480)	(124)	(1,004)	(444)
Increase in valuation of consideration related to acquisitions	53	111	256	833
Deferred taxes on the above items	(189)	(350)	(980)	(1,093)
Non-GAAP net income attributable to Magic’s shareholders	$10,411	$13,674	$36,804	$38,392

Non-GAAP basic and diluted net earnings per share	$0.21	$0.28	$0.75	$0.78

Weighted average number of shares used in computing basic net earnings per share	49,096	49,093	49,094	49,088

Weighted average number of shares used in computing diluted net earnings per share	49,118	49,138	49,122	49,138

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2023		2022		2023		2022
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$129,484	100%	$143,963	100%	$409,507	100%	$419,646	100%
Gross profit	38,069	29.4%	40,493	28.1%	119,819	29.3%	117,586	28.0%
Operating income	17,210	13.3%	18,880	13.1%	54,109	13.2%	55,769	13.3%
Net income attributable to
Magic’s shareholders	10,411	8.0%	13,674	9.5%	36,804	9.0%	38,392	9.1%

Basic and diluted earnings per share	$0.21		$0.28		$0.75		$0.78

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	September 30,	December 31,
	2023	2022
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105,703	$83,062
Short-term bank deposits	1,346	3,904
Trade receivables, net	121,313	148,480
Other accounts receivable and prepaid expenses	13,632	13,652
Total current assets	241,994	249,098

LONG-TERM ASSETS:
Deferred tax assets	7,154	3,618
Right-of-use assets	23,507	27,536
Other long-term receivables and Investments in companies accounted for at equity	10,098	5,795
Property and equipment, net	7,450	8,338
Intangible assets and goodwill, net	212,021	210,756
Total long-term assets	260,230	256,043

TOTAL ASSETS	$502,224	$505,141

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$30,818	$20,755
Trade payables	24,320	27,598
Accrued expenses and other accounts payable	40,152	46,842
Current maturities of lease liabilities	3,841	4,591
Liability in respect of business combinations	6,441	19,287
Put options of non-controlling interests	21,097	27,172
Deferred revenues and customer advances	10,782	9,808
Total current liabilities	137,451	156,053

LONG-TERM LIABILITIES:
Long-term debt	57,041	30,412
Deferred tax liability	12,700	10,686
Long-term lease liabilities	21,174	24,282
Long-term liability in respect of business combinations	1,981	5,376
Put options of non-controlling interests	1,031	1,120
Accrued severance pay, net	1,024	901
Total long-term liabilities	94,951	72,777

EQUITY:
Magic Software Enterprises shareholders’ equity	250,012	262,927
Non-controlling interests	19,810	13,384
Total equity	269,822	276,311

TOTAL LIABILITIES AND EQUITY	$502,224	$505,141

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. Dollars in thousands

	Nine months ended September 30,
	2023	2022
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$33,198	$35,274
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,418	14,856
Cost of share-based payment	1,831	210
Change in deferred taxes, net	(2,380)	(2,623)
Payments of deferred and contingent consideration related to acquisitions	(40)	(3,748)
Capital gain on sale of fixed assets	23	-
Amortization of marketable securities premium and accretion of discount	5	149
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	-	1,328
Changes in value of short-term and long-term loans from banks and others and deposits, net	2,095	(1,916)
Working capital adjustments:
Trade receivables	24,172	(1,325)
Other current and long-term accounts receivable	(1,029)	(1,850)
Trade payables	(2,284)	(2,251)
Accrued expenses and other accounts payable	(6,921)	1,201
Deferred revenues	1,408	948
Net cash provided by operating activities	65,496	40,253

Cash flows from investing activities:

Capitalized software development costs	(2,341)	(2,329)
Purchase of property and equipment	(839)	(3,303)
Cash paid in conjunction with acquisitions, net of acquired cash	(15,585)	(23,116)
Payments of deferred and contingent consideration related to acquisitions	(17,458)	(4,638)
Proceeds from sale of property and equipment	23	-
Proceeds from repayment of loan receivables	835	-
Investment in companies accounted for at equity	(498)	-
Purchase of intangible asset	-	(219)
Proceeds from short-term bank deposits, net	3,532	1,651
Net cash used in investing activities	(32,331)	(31,954)

Cash flows from financing activities:

Dividend to Magic’s shareholders	(30,798)	(24,841)
Dividend paid to non-controlling interests	(3,925)	(3,772)
Repayment of lease liabilities	(4,096)	(3,746)
Short-term and long-term loans received	49,467	30,538
Purchase of redeemable non-controlling interest	(5,073)	-
Repayment of short-term and long-term loans	(12,478)	(5,983)
Net cash provided by financing activities	(6,903)	(7,804)

Effect of exchange rate changes on cash and cash equivalents	(3,621)	(5,823)
Increase (decrease) in cash and cash equivalents	22,641	(5,328)
Cash and cash equivalents at the beginning of the period	83,062	88,090
Cash and cash equivalents at end of the period	$105,703	$82,762